

April 4, 2013

Stephen Garland
Chief Executive Officer
Heatwurx, Inc.
6041 South Syracuse Way, Suite 315
Greenwood Village, CO 80111

> **Re:** **Heatwurx, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 14, 2013**
> **File No. 333-184948**

Dear Mr. Garland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   We note your response to prior comment 1; however, the table as revised now omits the units themselves. Please revise to ensure that all of the securities being offered – the units themselves, as well as each security comprising the units – are separately reflected in the fee table.

Prospectus Summary, page 1

2.   We note your auditor has added an explanatory paragraph to its opinion on page F-2 that there exists substantial doubt about your ability to continue as a going concern. Please expand your Summary to disclose your history of losses, quantify your accumulated deficit, and highlight the existence of the "going concern" language in your audit report.

The Offering, page 3

3.   We note you added "debt repayment" as one of the expected uses of proceeds for this offering. Please expand your Summary to disclose the expected portion of proceeds to be allocated toward each use, and please expand your "Use of Proceeds" section beginning on page 17 to provide the information required by instruction 4 to Item 504 of Regulation S-K with respect to the proceeds to be used to repay indebtedness.

Management's Discussion and Analysis..., page 20

4.   Please tell us why you no longer present the predecessor operations of the Heatwurx business for the periods through April 15, 2011 throughout your filing. Refer to Rule 405 of Regulation C which states that predecessor financial statements are required if a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant's own operations before the succession appear insignificant relative to the operations assumed or acquired.

Heatwurx Inc. Financial Statements, page F-1

Balance Sheet as of December 31, 2012 and 2011, page F-3
Statements of Operations, page F-4

5.   We see that shares of Series A, B and C Preferred Stock will convert automatically into shares of common stock upon the closing date of the offering. Please revise to present the pro forma balance sheet for the most recent period (excluding effects of offering proceeds) alongside of the historical balance sheet giving effect to the change in capitalization. In your statements of operations revise to present pro forma EPS for the most recent period giving effect to the conversion (but not the offering).

Notes to Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Intangible Assets, page F-8

6.   We see that as of October 1, 2012, in-process research and development is now classified as developed technology and amortized over its estimated useful life of 7 years.   Please revise to include all of the relevant disclosures required by FASB ASC 350-30-50.

Revenue Recognition, page F-8

7.   Please revise your disclosure to clarify if you have any post shipment obligations or customer acceptance provisions with the sale of your equipment and, if so, how such obligations and provisions are considered in your revenue recognition practices.

8.   We note the disclosure on page 28 that you do not intend to sell directly into any of the end markets but instead intend to rely on distribution agreements with other companies. Please revise to clarify if your sales are made to distributors or end users. With respect to any distributor agreements, please describe the significant terms related to payment, return, exchanges, and other significant matters and how those terms impact your revenue recognition policy.

9.   Please revise to disclose your revenue recognition policy for revenue generated from equipment rentals.

Stock Options, page F-14

10.   We reference the disclosure on page 21 that you utilized a $2.00 estimate of fair value for a share of your common stock for all options issued during the period from October 2011 to August 2012. Please reconcile that statement with the disclosures in the chart on page F-15 that the fair value range of options at the grant date for December 31, 2012 was $0.675 - $0.705 per share and for December 31, 2011 was $0.704 - $0.710.

11.   Please also revise to include a discussion of how you determined each of the assumptions included in the Black-Scholes option pricing model for stock options issued during the periods presented.

Exhibit 23. Consent of Independent Registered Public Accounting Firm

12.   In your next amendment, please provide a currently dated and signed consent from your independent accountant. We note that the consent included in the most recent amendment does not include a conformed signature from the independent accountants.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Howard J. Kern